UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 4, 2023

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 4, 2023, the Registrant announced its results from the first three months of 2023 and issued a press release and unaudited interim condensed consolidated financial statements, copies of which are attached hereto as Exhibits 99.1, and 99.2, respectively, and incorporated herein by reference. The information contained in this Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-266839).

Exhibit

Exhibit 99.1	Press release dated May 4, 2023
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements as at and for the three months ended March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: May 4, 2023	/s/ Thomas Lingelbach Thomas Lingelbach Chief Executive Officer and President

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS FIRST QUARTER 2023	1
Valneva SE 6-K EXHIBIT 99.2

VALNEVA
A European Company (Societas Europaea) with a Management and a Supervisory Board
Registered offices:
6 rue Alain Bombard, 44800 SAINT-HERBLAIN - France
Nantes Companies Register (RCS) No. 422 497 560

Unaudited Interim Condensed Consolidated financial statements as at March 31, 2023 and for the Three Months ended March 31, 2023

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS FIRST QUARTER 2023	2

1. UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
1.1 Unaudited Interim Condensed Consolidated Statements of Income (Loss)

€ in thousand	Three months ended March 31,
(except per share amounts)	2023	2022
Product sales	32,100	16,162
Other revenues	1,408	5,686
Revenues	33,508	21,847

Cost of goods and services	(20,480)	(13,860)
Research and development expenses	(14,065)	(20,689)
Marketing and distribution expenses	(8,986)	(2,034)
General and administrative expenses	(10,038)	(5,770)
Other income and expenses, net	3,488	2,084
OPERATING LOSS	(16,574)	(18,422)

Finance income	253	13
Finance expenses	(5,096)	(4,718)
Foreign exchange gain/(loss), net	3,170	(2,412)
LOSS BEFORE INCOME TAX	(18,247)	(25,539)

Income tax income/(expense)	120	(502)
LOSS FOR THE PERIOD	(18,127)	(26,041)

Losses per share for profit/loss for the period attributable to the equity holders of the Company, expressed in € per share
- basic	(0.13)	(0.24)
- diluted	(0.13)	(0.24)
1.2 Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)

€ in thousand	Three months ended March 31,
	2023	2022
Loss for the period	(18,127)	(26,041)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Currency translation differences	1,628	(244)
Other comprehensive income/(loss) for the period, net of tax	1,628	(244)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE COMPANY	(16,500)	(26,285)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS FIRST QUARTER 2023	3
2 UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

€ in thousand	March 31,	December 31,
	2023	2022
ASSETS
Non-current assets	200,671	196,685
Intangible assets	27,896	28,711
Right of use assets	43,640	41,603
Property, plant and equipment	114,399	112,435
Deferred tax assets	6,146	5,637
Other non-current assets	8,590	8,299
Current assets	389,329	424,660
Inventories	38,999	35,104
Trade receivables	27,018	23,912
Other current assets	66,693	74,079
Cash and cash equivalents	254,485	289,430
Assets classified as held for sale	2,134	2,134
TOTAL ASSETS	590,000	621,344
EQUITY
Capital and reserves attributable to the Company’s equity holders	204,783	219,797
Share capital	20,752	20,755
Share premium	594,043	594,043
Other reserves	58,369	55,252
Retained earnings/(Accumulated deficit)	(450,253)	(306,974)
Loss for the period	(18,127)	(143,279)
LIABILITIES
Non-current liabilities	121,958	124,156
Borrowings	83,228	87,227
Lease liabilities	29,556	28,163
Refund liabilities	6,684	6,635
Provisions	1,326	1,320
Deferred tax liabilities	1,057	694
Other liabilities	107	116
Current liabilities	263,260	277,392
Borrowings	14,157	11,580
Trade payables and accruals	33,520	41,491
Income tax liability	420	532
Tax and Employee-related liabilities	15,875	15,738
Lease liabilities	25,787	25,411
Contract liabilities	9,159	9,411
Refund liabilities	135,294	136,450
Provisions	24,037	31,257
Other liabilities	5,010	5,523
TOTAL LIABILITIES	385,217	401,547
TOTAL EQUITY AND LIABILITIES	590,000	621,344

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS FIRST QUARTER 2023	4

3 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

€ in thousand	Three months ended March 31,
	2023	2022
Cash flows from operating activities
Loss for the period	(18,127)	(26,041)
Adjustments for non-cash transactions	8,438	(6,922)
Changes in non-current operating assets and liabilities	(269)	(4,763)
Changes in working capital	(13,935)	11,193
Cash generated from/(used in) operations	(23,893)	(26,533)
Income tax paid	(433)	(318)
Net cash generated from/(used in) operating activities	(24,326)	(26,851)

Cash flows from investing activities
Purchases of property, plant and equipment, net of proceeds from sale	(3,814)	(9,385)
Purchases of intangible assets, net of proceeds from sale	—	(76)
Interest received	253	13
Net cash used in investing activities	(3,561)	(9,447)

Cash flows from financing activities
Proceeds from issuance of common stock, net of costs of equity transactions	(194)	3,726
Payment of lease liabilities	(933)	(835)
Interest paid	(2,689)	(1,909)
Net cash generated from/(used in) financing activities	(3,816)	982

Net change in cash and cash equivalents	(31,703)	(35,316)
Cash and cash equivalents at beginning of the period	286,532	346,642
Exchange gains/(losses) on cash	(344)	(107)
Restricted cash	—	45
Cash and cash equivalents at end of the period	254,485	311,264